Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Banner Acquisition Corp. (the “Company’) on Amendment #1 on Form S-1 (File # 333-257906) of our report dated March 30, 2021, except for Notes 1, 3, and 5, as to which the date is August 23, 2021, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audits of the financial statements of Banner Acquisition Corp. as of March 12, 2021, and for the period from March 12, 2021 (inception) through March 12, 2021, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

New York

August 23, 2021